BALDWIN
FIRST QUARTER REPORT 1995

To Our Shareholders
May 1, 1995

First quarter sales increased 16% to $29.8 million, up from $25.6 million in 1994. All strategic business groups - acoustic pianos, digital pianos, church organs and contract electronics - showed year-to-year sales progress. Piano sales were disproportionately higher than a year ago because an end-of-year 1993 dealer incentive program depressed first quarter 1994 sales. Strong Factory Direct sales and Wurlitzer digital products, not in existence last year, positively impacted 1995 sales.

Net earnings increased 16% to $.8 million, up from $.7 million in the first quarter 1994. Net earnings per share rose correspondingly, from $.21 to $.24 in 1995. Earnings progress came from improved control of expenses and continued strong performance from our retail installment business. However, cost of goods sold increased, offsetting the potential impact of improved sales on the bottomline.

Focus on our core businesses as well as control of costs will continue to be essential to strong sales and earnings performance by our Company.

Karen L. Hendricks
Chief Executive Officer
and President

Consolidated Summary of Earnings (unaudited)
(in thousands, except earnings per share)
Three Months Ended
							    March 31,
						    -----------------------
							1995          1994
						    ---------    ----------
Net sales                                           $  29,760    $   25,572
Cost of goods sold                                     23,521        19,337
						    ---------    ----------
     Gross profit                                       6,239         6,235
Income on the sale of installment receivables           1,223         1,389
Interest income on installment receivables                156           122
Other operating income                                    786           776
Selling, general and administrative expenses           (6,612)       (6,956)
Interest expense                                         (522)         (397)
						    ---------    ----------
     Earnings before income taxes                       1,270         1,169
Income taxes                                              455           464
						    ---------    ----------
     Net earnings                                   $     815    $      705
						    ---------    ----------
Net earnings per share                              $     .24    $      .21
						    =========    ==========
Average number of shares outstanding (000)              3,415         3,415
						    =========    ==========
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Consolidated Summary Balance Sheets (unaudited)
(in thousands)
							     March 31,
						    -----------------------
							1995          1994
Assets                                              ---------    ----------
 Receivables, net                                   $  13,638    $   11,079
 Inventories                                           48,172        49,783
 Other current assets                                   7,611         6,464
						    ---------    ----------
     Total current assets                              69,421        67,326
 Installment receivables, less current portion          9,609         7,490
 Property, plant and equipment, net                    13,973        13,610
 Other assets                                           6,265         5,998
						    ---------    ----------
     Total assets                                   $  99,268    $   94,424
						    =========    ==========
Liabilities and Shareholders' Equity
 Current portion of long-term debt                  $  19,450    $   16,275
 Other current liabilities                             14,153        14,111
						    ---------    ----------
     Total current liabilities                         33,603        30,386
 Long-term debt, less current portion                   4,925         5,000
 Other liabilities                                      9,771         8,524
 Shareholders' equity                                  50,969        50,514
						    ---------    ----------
     Total liabilities and shareholders' equity     $  99,268    $   94,424
						    =========    ==========
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Businesses
- ----------
Manufacturing
 Acoustic pianos and electronic keyboards
 Actions, cabinets, pinblocks, bridges, cables, keys, etc. for piano industry Printed circuit boards and electro-mechanical assemblies for manufacturers outside music industry
 Variety of wood products

Retailing
 Company owned outlets in Atlanta, Georgia; Chicago, Illinois;
   Cincinnati,Ohio; Indianapolis, Indiana; Lexington and Louisville,
   Kentucky
 Independent keyboard dealers (800)

Financing
 Consumer installment financing and dealer consignment

Home Office
 422 Wards Corner Road, Loveland, OH 45140, (513)576-4500

Manufacturing Locations
 Conway, Fayetteville and Trumann, Arkansas; Greenwood, Mississippi;
 Juarez,Mexico

Registrar and Transfer Agent
 The Provident Bank, One East Fourth Street, Cincinnati, OH 45202
 Baldwin Piano & Organ Company common stock is traded on The NASDAQ National Market; Symbol: BPAO

 Photo of Model 226 with caption: Baldwin Artist Grand